FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Relevant Information – 2019 Annual Financial Report

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the provisions of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby announces:

OTHER RELEVANT INFORMATION

Santander hereby informs that it has sent today its 2019 Annual Financial Report to the National Securities Market Commission (CNMV). This document is available on the corporate website www.santander.com.

Boadilla del Monte (Madrid), February 28, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 28, 2020	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer